Filed pursuant to General Instruction II.L of Form F-10

File No. 333-281009

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated July 19, 2024)

US$20,800,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”), together with the accompanying short form base shelf prospectus dated July 19, 2024 (the “Prospectus”), qualifies the distribution (the “Offering”) of up to an aggregate of US$20,800,000 of common shares (“Common Shares”) of the Corporation to be issued and sold to Alumni Capital LP (“Alumni Capital”) pursuant to a purchase agreement (the “Purchase Agreement”) dated April 10, 2025 between the Corporation and Alumni Capital.

The Common Shares offered hereunder are comprised of:

•	816,326 Common Shares (the “Initial Commitment Shares”) to be issued to Alumni Capital as initial commitment shares as consideration for entering into the Purchase Agreement, at a price of US$0.49 per Initial Commitment Share, for a total aggregate amount of US$400,000;

•	up to US$20,000,000 of Common Shares (“Purchase Notice Shares”) that may be issued to Alumni Capital from time to time in our sole discretion during the period from the date of this Prospectus Supplement until the end of the Commitment Period (as defined below) in amounts and at prices and on terms that will be determined at the time such Common Shares are issued and sold in accordance with the Purchase Agreement; and

•

up to 816,326 Common Shares (the “Additional Commitment Shares”, and together with the Initial Commitment Shares, the “Commitment Shares”) that may be issued to Alumni Capital from time to time on a pro rata basis upon each purchase of Purchase Notice Shares by Alumni Capital as additional commitment shares as further consideration for entering into the Purchase Agreement, at a price of US$0.49 per Additional Commitment Share, for a total aggregate amount of up to approximately US$400,000 See “Description of the Securities Being Offered” and “Plan of Distribution”.

The Initial Commitment Shares and Purchase Notice Shares are collectively referred to herein as the “Offered Shares”.

This Prospectus Supplement also qualifies for distribution the resale of the Offered Shares by Alumni Capital to the public in the United States of America (the “United States” or the “U.S.”). Alumni Capital is an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Alumni Capital has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of the Offered Shares that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on the NASDAQ Capital Market (“NASDAQ”) at prices and at terms then prevailing or at prices related to the then current market price. No Offered Shares will be sold on the Toronto Stock Exchange (the “TSX”) or any other marketplace in Canada. See “Plan of Distribution”.

The Offering is being made in the United States under the terms of this Prospectus Supplement filed on April 10, 2025 pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, with such additions thereto and deletions therefrom as permitted by Form F-10, supplementing the short form base shelf prospectus that forms a part of the Corporation’s registration statement on Form F-10 (File No. 333-281009) filed with the United States Securities and Exchange Commission (the “SEC”) on July 25, 2024. The registration of the Offered Shares hereunder does not mean that Alumni Capital will actually purchase or that the Corporation will actually issue and sell all or any of the Purchase Notice Shares being registered pursuant to this Prospectus Supplement.

The Common Shares are listed on NASDAQ under the symbol “ONCY” and on the TSX under the symbol “ONC”. On April 9, 2025, the last reported sale price of the Common Shares was US$0.52 per Common Share on NASDAQ and C$0.74 per Common Share on the TSX. The Corporation has applied to list the Offered Shares on NASDAQ and the TSX. Listing will be subject to the Corporation fulfilling all of the requirements of NASDAQ and the TSX, respectively.

An investment in the Offered Shares is speculative and bears certain risks. See “Risk Factors” beginning on page S-11 in this Prospectus Supplement and on page 6 of the Prospectus.

Alumni Capital will not engage in any transactions that stabilize the price of our Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. You should read the tax discussion under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain Material United States Federal Income Tax Considerations” in this Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus Supplement and the Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The financial information of the Corporation incorporated by reference herein is presented in Canadian dollars. Unless otherwise noted herein, all references to “US$”, “United States dollars” or “US dollars” are to United States dollars and all references to “C$” are to Canadian dollars. See “Currency and Exchange Rate Information”.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

The date of this Prospectus Supplement is April 10, 2025.

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus dated July 19, 2024

S-3

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the securities offered under the Offering and also supplements and updates information regarding Oncolytics contained and incorporated by reference in the Prospectus. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision. If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference herein or therein, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find Additional Information.”

We have not, and Alumni Capital has not, authorized anyone to provide you with information other than that contained in this Prospectus Supplement, the accompanying Prospectus and any free writing prospectus. We are not, and Alumni Capital is not, making an offer to sell or soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this Offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this Prospectus Supplement, the accompanying Prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this Offering in their entirety before making an investment decision.

We, and Alumni Capital, are offering to sell, and seeking offers to buy, Offered Shares in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the offering of the Offered Shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus Supplement must inform themselves about, and observe any restrictions relating to, the Offering of the Offered Shares and the distribution of this Prospectus Supplement outside the United States. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this Prospectus Supplement, “Oncolytics,” the “Corporation,” “we,” “us,” and “our” refer to Oncolytics Biotech Inc. and its subsidiaries.

S-4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; the Corporation’s ability to continue as a going concern; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical trials and submissions to regulators related to our product candidates; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance; and use of proceeds from this Offering. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the Corporation’s control. The summary of risk factors below is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report (as defined herein). If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements.

•	the risk that there is substantial doubt that we can remain a going concern over the next twelve months;

•	risks related to all of our product candidates, including pelareorep, being in the research and development stage and requiring further development and clinical testing before they can be marketed commercially;

•	risks related to any failure or delay in clinical trials for our product candidates, including pelareorep;

•	risks arising due to our lead product candidate, pelareorep, being used in combination with third-party drugs over which we are exposed to additional risks;

•	risks related to external factors outside of our control;

•	risks related to the impact of any undesirable side effects or other properties that our product candidate, pelareorep, may have;

•	the risk that we may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success;

•	the risk that we may not be able to secure a partnership for pelareorep, which may halt future development;

•	the risk that we may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements;

•	risks related to the intense regulatory approval processes under which pharmaceutical products are subject;

•	the risk that our operations and products may be subject to other government manufacturing and testing regulations;

•	risks related to our conduct of clinical trials for pelareorep in sites outside the United States;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	the risk that third parties may choose to file patent infringement claims against us;

•	the risk related to our ability to protect the confidentiality of our proprietary information and know-how;

•	risks related to the sharing of our trade secrets with third parties;

S-5

•	risks related to developments in patent law;

•	risks related to the requirement to obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates;

•	the risk that intellectual property rights do not necessarily address all potential threats to our business;

•	the risk that our products may fail or cause harm, subjecting us to product liability claims;

•	the risk that new products may not be accepted by the medical community or consumers;

•	the risk that interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures;

•	the risk that our technologies may become obsolete;

•	risks related to our reliance on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product;

•	risks related to our reliance on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing;

•	risks related to our reliance on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates;

•	risks related to our dependence on Adlai Nortye Biopharma Co. and our doing business in foreign jurisdictions in connection with our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co.;

•	the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities;

•	risks related to the cost of director and officer liability insurance;

•	risks related to our dependence on our key employees and collaborators;

•	risks related to our likely status as a “passive foreign investment company”;

•	the risk that we fail to meet all applicable NASDAQ requirements and the possibility of our shares being delisted from NASDAQ;

•	risks related to or arising from the sale of Common Shares to Alumni Capital pursuant to the Purchase Agreement;

•	the potential dilution to both existing shareholders and potential purchasers in this Offering;

•	risks related to disruptions to our information technology systems or those of any of our contractors, including disruptions from cybersecurity breaches of our information technology infrastructure; and

•	risks related to ownership of our Common Shares.

The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is made as of the date of such documents. The forward-looking information contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein is expressly qualified by this cautionary statement. The Corporation does not undertake any obligation to publicly update or revise any forward-looking information except as required pursuant to applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” this Prospectus Supplement, in the Prospectus and in the Annual Report and all other information included in or incorporated by reference in this Prospectus Supplement and the Prospectus before making investment decisions with regard to the Offered Shares.

S-6

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference herein from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar.shtml).

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada (other than the Province of Québec) and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our annual report on Form 20-F (“Annual Report”) dated March 7, 2025, for the year ended December 31, 2024 (filed in Canada with certain Canadian securities regulatory authorities as our annual information form for the year ended December 31, 2024);

(b)	our management information circular dated March 26, 2024 relating to the annual general meeting of shareholders held on May 15, 2024;

(c)	our audited consolidated financial statements (“Financial Statements”), together with the notes thereto, as at December 31, 2024 and 2023, which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, together with the independent auditor’s report thereon and the auditor’s report on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2024; and

(d)	our management’s discussion and analysis (“MD&A”) of financial condition and results of operations dated March 6, 2025, for the year ended December 31, 2024.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form Prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditor’s report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, shall be deemed to be incorporated by reference herein.

In addition, to the extent that any document or information incorporated by reference herein is included in any report filed with or furnished to the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement and the Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

S-7

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consent of the Corporation’s auditor; (iii) the powers of attorney from the directors and certain officers of the Corporation; and (iv) the Purchase Agreement.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

Year Ended December 31
	2024	2023	2022
Highest rate during the period	C$1.4416	C$1.3875	C$1.3856
Lowest rate during the period	C$1.3316	C$1.3128	C$1.2451
Average rate for the period	C$1.3698	C$1.3497	C$1.3011
Rate at the end of the period	C$1.4389	C$1.3226	C$1.3544

Note: Data from the Bank of Canada reflects the daily average rates.

On April 9, 2025, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.4150. Unless otherwise indicated, currency translation in this Prospectus Supplement reflects the April 9, 2025 rate (the “Exchange Rate”).

S-8

OFFERING SUMMARY

Issuer:	Oncolytics Biotech Inc.

Securities Offered by the Corporation:

Up to US$20,800,000 of Offered Shares consisting of:

•     816,326 Initial Commitment Shares to be issued to Alumni Capital as initial commitment shares as consideration for entering into the Purchase Agreement, at a price of US$0.49per Initial Commitment Share, for a total aggregate amount of US$400,000;

•       up to US$20,000,000 of Purchase Notice Shares that may be issued to Alumni Capital from time to time in our sole discretion during the period from the date of this Prospectus Supplement until the end of the Commitment Period in amounts and at prices and on terms that will be determined at the time such Common Shares are issued and sold in accordance with the Purchase Agreement; and

•       up to 816,326 Additional Commitment Shares that may be issued to Alumni Capital from time to time on a pro rata basis upon each purchase of Purchase Notice Shares by Alumni Capital as additional commitment shares as further consideration for entering into the Purchase Agreement, at a price of US$0.49 per Additional Commitment Share, for a total aggregate amount of up to US$400,000.

See "Description of the Securities Being Offered" and "Plan of Distribution".

Common Shares Outstanding Before this Offering:	80,020,131 Common Shares (non-diluted) as at December 31, 2024 (86,600,868 Common Shares as of the date of this Prospectus Supplement).

Common Shares Outstanding Immediately Following this Offering(1):	128,934,106 Common Shares (non-diluted) after the issuance of: (i) 816,326 Initial Commitment Shares; (ii) 47,281,323 Purchase Notice Shares; and (iii) 816,326 Additional Commitment Shares, assuming, in the case of the Purchase Notice Shares an offering price (the “Assumed Offering Price”) of US$0.423 per Offered Share, which is equal to 90% of the lowest traded price of the Common Shares on NASDAQ for the five (5) consecutive business days ended April 9, 2025. The actual number of Purchase Notice Shares sold and issued under the Offering will vary depending on the actual market price of the Common Shares from time to time during the Commitment Period. The number of Additional Commitment Shares issued will depend upon the number of Purchase Notice Shares issued and sold under the Offering. See “Plan of Distribution”.

Use of Proceeds:	We intend to use the net proceeds from the Offering, if any, for the advancement of the Corporation’s clinical development programs, related support costs and general corporate and administrative expenses. The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report. See “Use of Proceeds”.

Listing Symbols:	NASDAQ: ONCY
TSX: ONC

Income Tax Considerations:	Purchasers of Offered Shares are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares. See “Certain Material United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

S-9

Risk Factors:	An investment in our Common Shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors in this Prospectus Supplement, in the Prospectus and in the Annual Report.

Note:

(1)	The number of Common Shares that will be outstanding immediately after this Offering as shown above is based on 80,020,131 Common Shares outstanding as of December 31, 2024 and excludes: (i) 6,876,345 Common Shares issuable upon the exercise of outstanding options (“Stock Options”) to acquire Common Shares at a weighted-average exercise price of C$2.14 per Common Share granted under the Corporation’s amended and restated stock option plan; (ii) 1,118,510 Common Shares issuable upon vesting of outstanding restricted share awards (“RSAs”) under the Corporation’s amended and restated incentive share award plan; (iii) 7,667,050 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants (the “2023 Warrants”) to acquire Common Shares at an exercise price of US$2.81 per Common Share; and (iv) 536,693 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants (the “2023 Compensation Warrants”) to acquire Common Shares at an exercise price of US$2.25 per Common Share. Subsequent to December 31, 2024, and through the date of this Prospectus Supplement, we have issued an additional 6,580,737 Common Shares for gross proceeds of C$6,228,000. See “Consolidated Capitalization” and “Prior Sales”.

S-10

RISK FACTORS

Prospective purchasers of Offered Shares should consider carefully the risk factors set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus. Discussions of certain risks affecting Oncolytics in connection with its business are set forth under “Risk Factors” in the Prospectus and in our annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus Supplement and the Prospectus.

Going Concern Risk

The Corporation has suffered recurring losses from operations and has a working capital deficiency, and accordingly, it will require ongoing financing in order to support on-going operations or to continue its research and development activities. Without raising additional funding or reducing or eliminating our planned expenditures, we estimated our cash and cash equivalents to fund our operations into the third quarter of 2025. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

Our ability to continue as a going concern is dependent upon raising additional financing through equity or strategic collaborations and transactions. We plan on raising additional funds through the sale of our common shares or other capital resources, such as collaborations and debt, to fund our ongoing operations. However, given the difficulty for micro-cap market capitalization companies to raise significant capital and the uncertainty regarding the continued listing of our Common Shares on NASDAQ, there can be no assurance that additional liquidity will be available under acceptable terms or at all. Furthermore, if we are unable to obtain additional financing when required, there can be no assurance that we will be able to sufficiently reduce or eliminate our planned expenditures to extend our operating runway. These material uncertainties raise substantial doubt on our ability to continue as a going concern and meet our obligations as they come due.

The Financial Statements were prepared in accordance with International Financial Reporting Standards applicable to a going concern. However, the use of the going concern assumption on which the Financial Statements were prepared may not be appropriate based on the factors described above. The Financial Statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Sales of Common Shares to Alumni Capital under the Purchase Agreement may affect the price of our Common Shares and make it more difficult to raise additional equity capital.

In connection with the execution of the Purchase Agreement, we are issuing Alumni Capital the Commitment Shares for no additional consideration as fees for its commitment to purchase the Purchase Notice Shares under the Purchase Agreement. The Purchase Notice Shares may be sold by us to Alumni Capital at our discretion from time to time, from the date of this Prospectus Supplement until the end of the Commitment Period. Sales of the Purchase Notice Shares, if any, to Alumni Capital will depend upon market conditions and other factors to be determined by us. Therefore, all, some or none of the Purchase Notice Shares may be sold to Alumni Capital pursuant to the Purchase Agreement and, after it has acquired the Purchase Notice Shares, Alumni Capital may sell all, some or none of those Purchase Notice Shares or Commitment Shares. The issuance of the Commitment Shares and sales of the Purchase Notice Shares to Alumni Capital could result in substantial dilution to the interests of holders of our Common Shares. Additionally, the sale of a substantial number of Purchase Notice Shares to Alumni Capital, or the anticipation of such sales, could cause the market price for our Common Shares to decline and become highly volatile, and/or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales, any or all of which could have a materially adverse effect on our business and operations.

You will experience immediate and substantial dilution.

Since the Assumed Offering Price per share is substantially higher than the net tangible book value per share of our Common Shares, you will suffer substantial dilution in the net tangible book value of the Offered Shares you purchase in this Offering. Based on the Assumed Offering Price of US$0.423 per Offered Share, after deducting the estimated Offering expenses payable by us, and based on a net tangible book value of our Common Shares as of December 31, 2024, as adjusted to give effect to this Offering and the Exchange Rate, if you purchase Offered Shares in this Offering, you will suffer immediate dilution of US$0.2358 per Common Share. See “Dilution”.

Subsequent offerings will result in dilution to the Corporation’s shareholders.

The Corporation may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. The Corporation cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders.

The Corporation’s board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, the Corporation’s shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Corporation will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.

Additionally, holders of Stock Options and warrants exercisable for Common Shares may elect to exercise their Stock Options or warrants into Common Shares and outstanding RSAs may vest pursuant to which we will issue additional Common Shares. Such exercises and vestings would further dilute your investment.

Volatility of market price of the Common Shares.

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including NASDAQ and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

S-11

The Corporation will have broad discretion over the use of the net proceeds from the Offering and the Corporation may not use these proceeds in a manner desired by the Corporation’s shareholders.

Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Corporation’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Offered Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Corporation intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Corporation’s needs may change as the business and the industry the Corporation addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Corporation’s current expectations.

The Corporation does not currently intend to pay any cash dividends on the Common Shares; therefore, the Corporation’s shareholders may not be able to receive a return on their Common Shares until they sell them.

The Corporation has not declared or paid any dividends since its incorporation. The Corporation currently intends to retain earnings, if any, to finance the growth and development of its business and does not currently intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will likely come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

We are a company incorporated under the laws of the Province of Alberta, Canada. Most of our directors and officers as well as certain of the experts named in this Prospectus Supplement and the Prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or certain of the experts named in this Prospectus Supplement and the Prospectus.

S-12

The Corporation is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

U.S. Holders (as defined below) of Common Shares should be aware that the Corporation believes it was classified as a passive foreign investment company (“PFIC”) during its most recently completed tax year, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. Holder’s holding period of the Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these adverse tax consequences may be mitigated if the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain Material United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors. On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation of the Common Shares on the basis of 9.5 pre-consolidation Common Shares for each one post-consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc.. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary of Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use is pelareorep, an unmodified reovirus. This virus is a first-in-class systemically administered immunotherapeutic agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus Supplement and the Prospectus. See “Documents Incorporated by Reference.”

USE OF PROCEEDS

We intend to use the net proceeds from the Offering, if any, for the advancement of the Corporation’s clinical development programs, related support costs and general corporate and administrative expenses.

The amounts and timing of our clinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of the clinical trials we may commence in the future, the product approval process with applicable regulatory agencies, any collaborations we may enter into with third parties and any unforeseen cash needs. General corporate and administrative expenses may include funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions.

In addition, our estimates of the costs to fund our clinical trials are based on the currently planned designs of such clinical trials. If we were to modify the design of any of these trials to, for instance, increase the number of subjects in the trials, our costs to fund such trials could increase. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our Management regarding the application of the net proceeds of the Offering.

S-13

There is no guarantee that the maximum amount of Common Shares described in this Prospectus Supplement will be sold. The actual amount of the net proceeds of this Offering will depend on the number of Purchase Notice Shares issued and sold by the Corporation during the Commitment Period.

The above noted allocation of the net proceeds of the Offering represents our intentions based upon our current plans and business conditions. We could use our capital resources sooner than we currently expect. See “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report.

The Corporation has not yet achieved positive operating cash flow and is currently experiencing negative cash flow from operations. To the extent that the Corporation continues to have negative cash flow in future periods, some of the proceeds from the sale of the Offered Shares may be used to fund such negative cash flow from operating activities.

While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or advisable. Actual use of proceeds remains subject to approval of the board of directors of the Corporation. Any unallocated funds from the net proceeds of the Offering, if any, may be added to the general working capital of the Corporation and be expended at the discretion of management. See “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report.

Pending the uses described above, we plan to invest the net proceeds from the Offering in short- and intermediate-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report.

DESCRIPTION OF THE SECURITIES BEING OFFERED

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to the Common Shares.

Common Shares

Holders of the Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by our board of directors and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

As at the date hereof, we have 86,600,868 Common Shares issued and outstanding. See “Consolidated Capitalization” and “Prior Sales”.

Dividend Policy

The Corporation has neither declared nor paid dividends on the Common Shares and has no present intention of paying dividends on the Common Shares for the foreseeable future.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Financial Statements.

The following table shows the consolidated capitalization of the Corporation as at the date of the Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Financial Statements and MD&A, each of which are incorporated by reference into this Prospectus Supplement.

	As at December 31, 2024	As at December 31, 2024 after giving effect to the Offering(1)
Share capital(2)	C$438,193,000	C$466,378,500
	(80,020,131 Common Shares)	(128,934,106 Common Shares)

S-14

Notes:

(1)

Based on the issuance of 48,913,975Offered Shares, including 816,326 Initial Commitment Shares; 816,326 Additional Commitment Shares (in each case at an issue price of US$0.49 per Offered Share); and 47,281,323 Purchase Notice Shares , (assuming the issuance of all Purchase Notice Shares at the Assumed Offering Price of US$0.423 per Offered Share) for gross proceeds of US$20,000,000, less the estimated expenses of the Offering of US$100,000 and based upon the Exchange Rate.

(2)	Does not include: (i) 6,876,345 Common Shares issuable upon the exercise of outstanding Stock Options at a weighted-average exercise price of C$2.14 per Common Share; (ii) 1,118,510 Common Shares issuable upon vesting of outstanding RSAs; (iii) 7,667,050 Common Shares issuable upon the exercise of outstanding 2023 Warrants at an exercise price of US$2.81 per Common Share; and (iv) 536,693 Common Shares issuable upon the exercise of outstanding 2023 Compensation Warrants at an exercise price of US$2.25 per Common Share. Subsequent to December 31, 2024, and through the date of this Prospectus Supplement, we have issued an additional 6,580,737 Common Shares for gross proceeds of C$6,228,000. See “Prior Sales”, “Description of the Securities Being Offered” and “Dilution”.

DILUTION

If you invest in the Offered Shares, your interest will be diluted to the extent of the difference between the applicable price per Offered Share and the adjusted tangible book value per Common Share after the Offering. The Corporation’s adjusted net tangible book value as of December 31, 2024 was C$5,983,000, or approximately C$0.075 per Common Share. The Corporation’s adjusted net tangible book value per Common Share set forth below represents its total tangible assets less total liabilities, divided by the number of Common Shares outstanding.

Dilution results from the fact that the Assumed Offering Price is substantially in excess of the book value per Common Share attributable to the existing shareholders for the Corporation’s presently outstanding Common Shares. After giving effect to the Corporation’s issuance of all 1,632,652 Commitment Shares, and the issuance and sale all Purchase Notice Shares at the Assumed Offering Price of US$0.423 per Purchase Notice Share, after deducting the estimated Offering expenses payable by us, the adjusted net tangible book value as of December 31, 2024 would have been C$34,141,500, or C$0.2648 per Common Share. This represents an immediate increase in net tangible book value to existing shareholders of C$0.1900 per Common Share. The applicable price per Offered Share will significantly exceed the net tangible book value per Common Share. Accordingly, new investors who purchase Offered Shares in the Offering will suffer an immediate dilution of their investment of approximately C$0.3337 (US$0.2358) per Common Share based on the Assumed Offering Price and the Exchange Rate. See “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Annual Report.

Assumed Offering Price per Purchase Notice Share			C$	0.5985
Historical net tangible book value per Common Share as of December 31, 2024	C$	0.075
Increase in as adjusted net tangible book value per Common Share attributable to the Offering	C$	0.1900
As adjusted net tangible book value per Common Share after this Offering			C$	0.2648
Dilution per Common Share to new investors participating in the Offering			C$	0.3337

The foregoing calculations assume the issuance of all Purchase Notice Shares at the Assumed Offering Price and based on the Exchange Rate.

The number of Common Shares that will be outstanding immediately after this Offering as shown above is based on 80,020,131 Common Shares outstanding as of December 31, 2024 and excludes:

•	6,876,345 Common Shares issuable upon the exercise of Stock Options at a weighted-average exercise price of C$2.14 per Common Share;

•	1,118,510 Common Shares issuable upon vesting of outstanding RSAs;

•	7,667,050 Common Shares issuable upon the exercise of outstanding 2023 Warrants at an exercise price of US$2.81 per Common Share; and

•	536,693 Common Shares issuable upon the exercise of outstanding 2023 Compensation Warrants at an exercise price of US$2.25 per Common Share.

Subsequent to December 31, 2024, and through the date of this Prospectus Supplement, we have issued an additional 6,580,737 Common Shares for gross proceeds of C$6,228,000.

To the extent that outstanding Stock Options and warrants are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

S-15

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on NASDAQ under the trading symbol “ONCY” and on the TSX under the trading symbol “ONC”. On April 9, 2025, the closing bid price of the Common Shares on NASDAQ was US$0.52 and the closing price of the Common Shares on the TSX was C$0.74.

The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated:

	TSX				NASDAQ
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2024
April	1.75	1.39	1.53	1,636,196	1.29	1.01	1.11	5,511,583
May	1.74	1.44	1.46	988,008	1.28	1.05	1.07	4,699,336
June	1.50	1.34	1.35	570,734	1.10	0.98	0.99	3,774,409
July	1.50	1.34	1.45	492,488	1.10	0.99	1.04	2,859,760
August	1.48	1.20	1.28	834,311	1.06	0.85	0.96	4,782,368
September	1.39	1.18	1.19	1,079,364	1.02	0.87	0.87	3,759,843
October	2.08	1.15	1.59	4,506,424	1.53	0.84	1.15	18,919,044
November	1.67	1.3	1.32	1,555,488	1.19	0.91	0.93	6,386,371
December	1.47	1.02	1.33	3,815,908	1.06	0.71	0.91	13,754,262
2025
January	1.40	1.03	1.07	3,028,474	0.97	0.71	0.73	51,590,000
February	1.19	0.95	0.95	2,119,747	0.84	0.65	0.66	8,360,887
March	1.10	0.79	0.79	1,669,126	0.76	0.55	0.55	4,959,818
April 1-9	0.80	0.67	0.74	523,655	0.52	0.47	0.55	2,038,640

PRIOR SALES

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation has issued:

(a)	an aggregate of 1,132,936 Common Shares pursuant to an equity distribution agreement dated June 17, 2022 and a prospectus supplement dated June 17, 2022 to a base shelf prospectus dated June 16, 2022, at prices ranging from US$1.00 to US$1.18 per Common Share, with the weighted average price being US$1.07 per Common Share;

(b)	an aggregate of 8,152,160 Common Shares pursuant to an equity distribution agreement dated July 19, 2024 and a prospectus supplement dated August 2, 2024 to the Prospectus, at prices ranging from US$0.69 to US$1.04 per Common Share, with the weighted average price being US$0.85 per Common Share;

(c)	an aggregate of 52,456 Common Shares issued on the exercise of Common Share purchase warrants to acquire Common Shares at an exercise price of US$0.90 per Common Share pursuant to an equity distribution agreement dated August 14, 2019 and a prospectus supplement dated August 15, 2019 to a base shelf prospectus dated May 4, 2018; and

(d)	an aggregate of 1,410,219 Common Shares issued on the vesting of outstanding RSAs.

Stock Options

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted Stock Options exercisable for an aggregate of 1,956,800 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Stock Options Granted	Exercise Price (C$)	Expiry Date
May 28, 2024	250,000	1.53	May 28, 2029
October 14, 2024	80,000	1.71	October 14, 2029
November 26, 2024	45,000	1.31	November 26, 2029
December 18, 2024	1,581,800	1.13	December 18, 2029

S-16

RSAs

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted RSAs which will entitle the holders thereof to receive, upon vesting, an aggregate of 380,776 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of RSAs Granted	Vesting Date
December 1, 2024	64,004	December 1, 2026
December 18, 2024	198,000	December 18, 2025, 2026, 2027(1)
January 1, 2025	10,666	January 1, 2027
February 1, 2025	10,666	February 1, 2027
March 31, 2025	86,774	March 31, 2027
April 1, 2025	10,666	April 1, 2027

Note:

(1)	The RSAs vest as to 1/3 on each of the first, second, and third anniversaries of the grant date.

PLAN OF DISTRIBUTION

Pursuant to this Prospectus Supplement, we are offering up to an aggregate US$20,800,000 of our Common Shares that may be issued by us directly to Alumni Capital under the Purchase Agreement, including: (i) 816,326 Initial Commitment Shares to be issued to Alumni Capital as initial commitment shares as consideration for entering into the Purchase Agreement, at a price of US$0.49 per Initial Commitment Share, for a total aggregate amount of US$400,000; (ii) up to US$20,000,000 of Purchase Notice Shares that may be issued to Alumni Capital from time to time in our sole discretion during the period from the date of this Prospectus Supplement until the end of the Commitment Period in amounts and at prices and on terms that will be determined at the time such Common Shares are issued and sold in accordance with the Purchase Agreement; and (iii) up to 816,326 Additional Commitment Shares that may be issued to Alumni Capital from time to time on a pro rata basis upon each purchase of Purchase Notice Shares by Alumni Capital as additional commitment shares as further consideration for entering into the Purchase Agreement, at a price of US$0.49 per Additional Commitment Share, for a total aggregate amount of up to US$400,000. This Prospectus Supplement also covers the resale of the Offered Shares by Alumni Capital to the public.

From the date of this Prospectus Supplement, until the end of the Commitment Period, we may, from time to time, and at our sole discretion, direct Alumni Capital to purchase such number of Purchase Notice Shares set forth on a written notice from us (the “Purchase Notice”), provided, however, that the amount of Purchase Notice Shares cannot exceed the Purchase Notice Limit, the Beneficial Ownership Limitation, or the Exchange Cap (each as defined below). We will deliver the Purchase Notice Shares concurrently with the delivery of a Purchase Notice, which will be deemed delivered on the same business day if Alumni Capital receives the Purchase Notice Shares and the Purchase Notice by 8:00 a.m., New York time, or on the next business day if Alumni Capital receives the Purchase Notice Shares and the Purchase Notice after 8:00 a.m., New York time. Pursuant to the Purchase Agreement, the price to be paid by Alumni Capital for the Purchase Notice Shares is equal to the lowest traded price for the Common Shares on NASDAQ for the five (5) consecutive business days immediately prior to the date on which the closing of the purchase and sale of Purchase Notice Shares occurs, multiplied by 90%.

The Purchase Agreement limits (the “Purchase Notice Limit”) each Purchase Notice to a number of shares equal to US$750,000, which may be waived up to US$5,000,000 upon mutual agreement between the Corporation and Alumni Capital. Pursuant to the Purchase Agreement, the Corporation may not deliver a subsequent Purchase Notice until the closing of an active Purchase Notice, unless waived in writing by Alumni Capital.

The Purchase Agreement prohibits us from directing Alumni Capital to purchase any Purchase Notice Shares if those shares, when aggregated with all other Common Shares then beneficially owned by Alumni Capital, would result in Alumni Capital and its affiliates owning in excess of 4.99%, of our then issued and outstanding Common Shares (the “Beneficial Ownership Limitation”). Upon mutual agreement between Alumni Capital and the Corporation, the Beneficial Ownership Limitation may be increased to 9.99%. The Purchase Agreement also limits our sales of Common Shares to Alumni Capital under the Purchase Agreement (including the Initial Commitment Shares, the Purchase Notice Shares and Additional Commitment Shares) to 19.99% of our total outstanding Common Shares as of the date of the Purchase Agreement (the “Exchange Cap”), unless and until we have obtained shareholder approval of sales of Common Shares to Alumni Capital that exceed the Exchange Cap.

S-17

The Offered Shares that we may from time to time issue to Alumni Capital may be subsequently sold or distributed from time to time by Alumni Capital directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Any resale of the Offered Shares could be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in transactions through broker-dealers that agree with Alumni Capital to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the Offered Shares may be sold through registered or licensed brokers or dealers. In addition, in certain states, the Offered Shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in any distribution of the Offered Shares may receive compensation in the form of commissions, discounts, or concessions from the seller and/or purchasers of the Common Shares for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor Alumni Capital can presently estimate the amount of compensation that any agent will receive.

Alumni Capital is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Alumni Capital has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of the Common Shares that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on NASDAQ at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Alumni Capital has informed us that each such broker-dealer will receive commissions from Alumni Capital that will not exceed customary brokerage commissions.

We know of no existing arrangements between Alumni Capital and any of our other shareholders, broker, dealer, underwriter, or agent relating to the sale or distribution of the Offered Shares offered by this Prospectus Supplement.

We will pay all of our expenses incident to the registration, offering, and sale of the shares to Alumni Capital. We have also agreed to indemnify Alumni Capital and certain other persons against certain liabilities in connection with the Offering, including liabilities arising under the U.S. Securities Act.

Alumni Capital agreed that during the Commitment Period, neither it nor affiliates acting on its behalf or pursuant to any understanding with it will execute any short sale (as such term is defined in Section 242.200 of Regulation SHO of the U.S. Exchange Act) of our Common Shares or any hedging transaction which establishes a net short position with respect to the Common Shares or any of the Corporation’s other securities.

We have advised Alumni Capital that it is required to comply with Regulation M promulgated under the U.S. Exchange Act. With certain exceptions, Regulation M precludes Alumni Capital, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered by this Prospectus Supplement.

None of our Common Shares issued pursuant to the Purchase Agreement will be offered for sale or sold by us or Alumni Capital on the TSX or any other marketplace in Canada.

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Listing

Our Common Shares are listed on NASDAQ under the trading symbol “ONCY” and on the TSX under the trading symbol “ONC”. We have applied to list the Offered Shares on NASDAQ and the TSX. Listing will be subject to us fulfilling all of the requirements of NASDAQ and TSX, respectively.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or Alumni Capital that would permit a public offering of the securities offered by this Prospectus Supplement in any jurisdiction where action for that purpose is required. The securities offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Right to Participate

The Corporation has granted Alumni Capital a right to participate its future equity offerings for a period of 12 months from the date of the Purchase Agreement. Pursuant to this rights, upon notice and exercise, Alumni Capital will have the right to purchase up to its pro rata portion (calculated based on the Offered Shares issued to Alumni Capital under the Purchase Agreement on the date of the offering relative to the number of outstanding Common Shares of the Corporation) of any future offering of equity securities by the Corporation, to include any (x) contract with any party for the issuance of any indebtedness that includes an equity component or that is convertible into, exercisable into or exchangeable for equity securities of the Corporation or equity financing, or (y) issue any equity securities of the Corporation or securities convertible, exchangeable or exercisable into or for equity securities of the Corporation.

Such right to participate does not extend to (a) a grant to any existing or prospective consultant, employee, officer or director pursuant to any equity incentive plan or arrangement; (b) the conversion or exchange of any then outstanding securities of the Corporation into Common Shares, or the exercise of any then outstanding options, warrants or other rights to acquire such Common Shares; (c) any acquisition by the Corporation of the stock, assets, properties or business of any person; (d) any merger, consolidation or other business combination involving the Corporation; (e) a stock split, stock dividend or any similar recapitalization; (f) any issuance of warrants or other similar rights to purchase equity securities to lenders or other institutional investors in any arm’s length transaction providing debt financing to the Corporation or any of its subsidiaries (“Financing Warrants”) where such Financing Warrants, together with all then outstanding Financing Warrants, are not equal to and not convertible into an aggregate of more than five percent (5%) of the outstanding Common Shares on a fully diluted basis at the time of the issuance of such Financing Warrants and (g) any “at-the-market” offerings under Rule 415(a)(4) of the U.S. Securities Act.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, state and local, and non-U.S., tax consequences relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to this Offering.

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No legal opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Treaty”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules with respect to the Common Shares; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation; (l) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (m) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S., tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Corporation

If the Corporation were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Corporation believes that it was classified as a PFIC during its most recently completed tax year, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

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Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” pursuant to a QEF Election or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, if the Corporation is a PFIC, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 of the Code discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

The Corporation: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Corporation owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Common Shares, the Corporation will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Corporation can provide no assurances that such Subsidiary PFIC will provide such information.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

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A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

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Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires as beneficial owner the Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Corporation and Alumni Capital, is not affiliated with the Corporation and Alumni Capital, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Offered Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Offered Shares in connection with carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as a “Non-Resident Holder”, and this summary only addresses such Non-Resident Holders.

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Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not otherwise expressed in Canadian dollars, be converted into Canadian dollars based on an exchange rate quoted by the Bank of Canada for the date such amount arose or such other rate of exchange that is acceptable to the CRA.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is: (i) a beneficial owner of dividends, (ii) resident in the United States for purposes of the Treaty, and (iii) entitled to the benefits of the Treaty, is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized (nor will a capital loss arising therefrom be recognized under the Tax Act) on the disposition or deemed disposition of a Common Share unless the Common Share is, or is deemed to be, “taxable Canadian property” and is not “treaty-protected property” (each as defined under the Tax Act) of the Non-Resident Holder at the time of disposition.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes NASDAQ and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property described in (a) through (c), whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

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Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to, among other securities, the Offered Shares. This Prospectus Supplement and the Prospectus, both of which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement and the Prospectus. Statements contained in this Prospectus Supplement, the Prospectus or a document incorporated by reference herein about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR+ (www.sedarplus.ca). We make available, free of charge, on our website at www.oncolyticsbiotech.com, our annual reports on Form 20-F, and foreign issuer reports on Form 6-K and any amendments to such reports as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Information on or accessible through our website is not incorporated by reference herein and is not part of this Prospectus Supplement.

LEGAL MATTERS AND INTEREST OF EXPERTS

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, Calgary City Centre, 2200, 215 – 2nd Street S.W., Calgary, Alberta, T2P 1M4. Ernst & Young LLP, are independent with respect to the Corporation in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

Certain legal matters relating to the Offering will be passed upon on our behalf by McCarthy Tétrault LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

AGENT FOR SERVICE OF PROCESS

Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 19, 2024

C$150,000,000
Common Shares
Subscription Receipts
Warrants
Units

Oncolytics Biotech Inc. (the “Corporation”, “Oncolytics”, “we”, “our” or “us”) may from time to time offer and issue the following securities: (i) common shares in the capital of the Corporation (“Common Shares”); (ii) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation (“Subscription Receipts”); (iii) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (iv) securities comprised of more than one of Common Shares, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, up to an aggregate offering price of C$150,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (iii) in the case of Warrants, the number of such Warrants offered, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (iv) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion in the applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

Our outstanding Common Shares are listed for trading on the Toronto Stock Exchange under the trading symbol “ONC” and on the Nasdaq Capital Market under the trading symbol “ONCY”. On July 18, 2024, the closing price of our Common Shares on the Toronto Stock Exchange and Nasdaq Capital Market was C$1.40 and US$1.03 per Common Share, respectively.

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “issuer”, “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc., including, where the context requires, its subsidiaries and affiliates.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using IFRS as issued by IASB and adopted by the Accounting Standards Board of Canada.

This Prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this Prospectus, the Corporation will file and deliver, except in cases where an exemption from such delivery requirement has been obtained, a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement also may add, update or change information contained in this Prospectus. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus and the documents incorporated by reference in this Prospectus contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

	Year Ended December 31(1)
	2023		2022		2021
Highest rate during the period	C$	1.3875	C$	1.3856	C$	1.2942
Lowest rate during the period	C$	1.3128	C$	1.2451	C$	1.2040
Average rate for the period	C$	1.3497	C$	1.3013	C$	1.2535
Rate at the end of the period	C$	1.3226	C$	1.3544	C$	1.2678

Note: (1) Data from the Bank of Canada reflects the daily average rates.

On July 18, 2024, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3696. Unless otherwise indicated, currency translation in this Prospectus reflect the July 18, 2024 rate.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our potential products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks related to any failure or delay in clinical trials for our products, including pelareorep;

•	risks arising due to our candidate product, pelareorep, being used in combination with third-party drugs over which we have limited or no control over supply;

•	risks related to the impact of any undesirable side effects or other properties that our product candidate, pelareorep, may have;

•	the risk that we may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success;

•	the risk that we may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements;

•	risks related to the intense regulatory approval processes under which pharmaceutical products are subject;

•	the risk that our operations and products may be subject to other government manufacturing and testing regulations;

•	risks related to our conduct of clinical trials for pelareorep in sites outside the United States;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	the risk that third parties may choose to file patent infringement claims against us;

•	the risk related to our ability to protect the confidentiality of our proprietary information and know-how;

•	risks related to the sharing of our trade secrets with third parties;

•	risks related to developments in patent law;

•	risks related to the requirement to obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates;

•	the risk that intellectual property rights do not necessarily address all potential threats to our business;

•	the risk that our products may fail or cause harm, subjecting us to product liability claims;

•	the risk that new products may not be accepted by the medical community or consumers;

•	the risk that interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures;

•	the risk that our technologies may become obsolete;

•	risks related to our reliance on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product;

•	risks related to our reliance on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing;

•	risks related to our reliance on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates;

•	risks related to our dependence on Adlai Nortye Biopharma Co. and our doing business in foreign jurisdictions in connection with our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co.;

•	the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities;

•	risks related to events outside of our control, such as natural disasters, risks related to wars, global political conflicts or health epidemics;

•	risks related to the cost of director and officer liability insurance;

•	risks related to our dependence on our key employees and collaborators;

•	risks related to our likely status as a “passive foreign investment company”;

•	the potential dilution of present and prospective shareholdings; and

•	risks related to disruptions to our information technology systems, including disruptions from cybersecurity breaches of our information technology infrastructure; and

•	risks related to our Common Shares.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in our Annual Report. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements other than as required under applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” in our Annual Report and all other information included in or incorporated by reference in this Prospectus before making investment decisions with regard to the Securities.

RISK FACTORS

An investment in the Securities involves a high degree of risk. Prospective investors should note that there is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

Prospective investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including in subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby. Discussions of certain risks affecting the Corporation in connection with its business are provided under the heading “Risk Factors” in our Annual Report filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov/edgar.shtml).

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of, this Prospectus:

•	our annual report on Form 20-F (“Annual Report”) dated March 12, 2024, for the year ended December 31, 2023 (filed in Canada with certain Canadian securities regulatory authorities as our annual information form for the year ended December 31, 2023);

•	our management information circular dated March 26, 2024 relating to the annual general meeting of shareholders held on May 15, 2024;

•	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2023 and 2022, which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, together with the independent auditor’s report thereon and the auditor’s report on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023;

•	our management’s discussion and analysis of financial condition and results of operations dated March 7, 2024, for the year ended December 31, 2023;

•	our unaudited interim consolidated financial statements, together with the notes thereto, as at March 31, 2024, which comprise the interim consolidated statements of financial position as at March 31, 2024 and December 31, 2023, and the interim consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the three months ended March 31, 2024 and 2023; and

•	our management’s discussion and analysis of financial condition and results of operations dated May 9, 2024, for the three months ended March 31, 2024.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the date which is 25 months from the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein)

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and the related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101) pertaining to a distribution of Securities will be filed under the Corporation’s profile on SEDAR+ (www.sedarplus.com). In the event that such marketing materials are filed subsequent to the date of filing of the applicable prospectus supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirement has been obtained, and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consent of the Corporation’s auditor; and (iii) the powers of attorney from the directors and certain officers of the Corporation. A copy of the form of warrant indenture, unit indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml). Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Corporation’s Canadian filings are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com).

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors. On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation of the Common Shares on the basis of 9.5 pre-consolidation Common Shares for each one post-consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary or Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use is pelareorep, an unmodified reovirus. This virus is a first-in-class systemically administered immunotherapeutic agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus. See “Documents Incorporated by Reference.”

CONSOLIDATED CAPITALIZATION

Since March 31, 2024, the Corporation has issued an aggregate of 1,566,265 Common Shares pursuant to an equity distribution agreement dated June 17, 2022 with Canaccord Genuity LLC at prices ranging from US$1.00 to US$1.18 per Common Share, with the weighted average price being US$1.10 per Common Share.

Except as set forth above, there has been no material change in the share and loan capital of the Corporation on a consolidated basis since March 31, 2024.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares.

Common Shares

The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

As at the date hereof, we have 76,986,033 Common Shares issued and outstanding. After giving effect to the exercise of all outstanding options to acquire Common Shares granted under the Corporation’s stock option plan and the vesting of all outstanding share awards granted under the Corporation’s share award plan, we would have 84,595,868 Common Shares issued and outstanding.

Common Share Purchase Warrants

As of the date hereof, we have 64,035 Common Share purchase warrants (the “2019 Warrants”) issued and outstanding. Each 2019 Warrant entitles the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024.

As of the date hereof, we have 7,667,050 Common Share purchase warrants (the “2023 Warrants”) issued and outstanding. Each 2023 Warrant entitles the holder to purchase one common share at an exercise price of US$2.81 until August 8, 2028.

As of the date hereof, we have 536,693 Common Share purchase warrants (the “2023 Compensation Warrants”) issued and outstanding. Each 2023 Compensation Warrant entitles the holder to purchase one common share at an exercise price of US$2.25 until August 8, 2028.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement (the “Subscription Receipt Agreement”). A copy of the Subscription Receipt Agreement will be filed by us with the applicable securities regulatory authorities after it has been entered into by us and will be available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com) and, if applicable, we will file with the SEC via EDGAR (www.sec.gov/edgar.shtml) as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that we file with the SEC, any Subscription Agreement describing the terms and conditions of such Subscription Receipts that we are offering before the issuance of such Subscription Receipts.

Pursuant to the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Share or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus or a Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material Canadian tax consequences of owning such Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that we are offering before the issuance of such Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any unit agreement describing the terms and conditions of such Units that we are offering before the issuance of such Units.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and we may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering and sale of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering and sale of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered and sold thereby.

If the underwriters purchase Securities from us as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered and sold by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters. Any such reduction to the public offering price will not affect the net proceeds received by the Corporation.

The Securities may also be sold directly by us, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by us and the purchaser or through one or more agents designated by us from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general funds. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities. See “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP with respect to matters of Canadian law and Dorsey & Whitney LLP, with respect to matters of U.S. law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, Calgary City Centre, 2200, 215 – 2nd Street S.W., Calgary, Alberta, T2P 1M4. Ernst & Young LLP, are independent with respect to the Corporation in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices located in Toronto, Ontario.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (Alberta). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.